6/29

05009352

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Mitsui Financial Group

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 30 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4395

FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 6/29/05

SMFG

May 24, 2005

FASF MEMBERSHIP

File No. 82-4395
Exhibit A1(a)
(English Translation)

ARLS 3-31-05

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Consolidated Financial Results for the Fiscal Year ended March 31, 2005

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo, Osaka, Nagoya (code: 8316)
URL: http://www.smfg.co.jp
President & CEO: Yoshifumi Nishikawa
Date of Approval of the Consolidated Financial Statements by the Board of Directors: May 24, 2005

1. Financial Results (for the fiscal year ended March 31, 2005)

(1) Operating Results

Amounts less than one million yen have been omitted.

	Ordinary Income		Ordinary Profit (Loss)		Net Income (Loss)	
Fiscal year	¥ million	%	¥ million	%	¥ million	%
ended March 31, 2005	3,580,796	0.8	(30,293)	-	(234,201)	-
ended March 31, 2004	3,552,510	1.3	342,844	-	330,414	-

	Net Income (Loss) per Share	Net Income(Loss) Per Share (Diluted)	Return on Common Stockholders' Equity	Ordinary Profit (Loss) on Total Assets	Ordinary Profit (Loss) on Ordinary Income
Fiscal year	¥	¥	%	%	%
ended March 31, 2005	(44,388.07)	-	(23.0)	(0.0)	(0.8)
ended March 31, 2004	52,314.76	35,865.20	31.7	0.3	9.7

Notes: 1. Equity in earnings of affiliates
(a) for the fiscal year ended March 31, 2005: 27,142 million yen (b) for the fiscal year ended March 31, 2004: 15,700 million yen
2. Average number of common stocks outstanding (consolidated)
(a) for the fiscal year ended March 31, 2005: 5,879,572 shares (b) for the fiscal year ended March 31, 2004: 5,760,808 shares
3. There is no change in accounting methods.
4. Percentages shown in Ordinary Income, Ordinary Profit (Loss) and Net Income (Loss) are the increase (decrease) from the previous fiscal year.

(2) Financial Position

	Total Assets	Stockholders' Equity	Stockholders' Equity to Total Assets	Stockholders' Equity per Share	Capital Ratio (BIS Guidelines)
	¥ million	¥ million	%	¥	%
March 31, 2005	99,731,858	2,775,728	2.8	164,821.09	(Preliminary) 9.94
March 31, 2004	102,215,172	3,070,942	3.0	215,454.84	11.37

Note: Number of common stocks outstanding (consolidated)
(a) as of March 31, 2005: 5,869,288 shares (b) as of March 31, 2004: 5,781,284 shares

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at year-end
Fiscal Year	¥ million	¥ million	¥ million	¥ million
ended March 31, 2005	(3,280,122)	2,623,525	54,199	2,930,645
ended March 31, 2004	3,522,118	(3,028,346)	137,134	3,529,479

(4) Scope of Consolidation and Application of the Equity Method
(a) Number of consolidated subsidiaries : 167
(b) Number of unconsolidated subsidiaries accounted for by the equity method: 4
(c) Number of affiliated companies accounted for by the equity method : 49

(5) Changes in Scope of Consolidation and Application of the Equity Method (change from the previous fiscal year)
Consolidation: Newly consolidated 21, Excluded 19 Equity method: Newly applied 8, Excluded 3

2. Earnings Forecast (for the fiscal year ending March 31, 2006) (Millions of yen)

	Ordinary Income	Ordinary Profit	Net Income
For the six months ending September 30, 2005	1,600,000	320,000	210,000
For the fiscal year ending March 31, 2006	3,300,000	780,000	460,000

(Reference) Forecasted net income per share for the fiscal year ending March 31, 2006 is 65,391.73 yen.

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this document: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Average number of shares outstanding during the fiscal year (consolidated)

	For the Fiscal Year ended March 31, 2005	For the Fiscal Year ended March 31, 2004
Common stock	5,879,572	5,760,808
Preferred stock (type 1)	48,333	67,000
Preferred stock (type 2)	100,000	100,000
Preferred stock (type 3)	738,750	800,000
Preferred stock (1st to 12th series type 4)	50,100	50,100
Preferred stock (13th series type 4)	112,352	114,999
Preferred stock (1st series type 6)	575	–

Number of shares outstanding at fiscal year-end (consolidated)

	As of March 31, 2005	As of March 31, 2004
Common stock	5,869,288	5,781,284
Preferred stock (type 1)	35,000	67,000
Preferred stock (type 2)	100,000	100,000
Preferred stock (type 3)	695,000	800,000
Preferred stock (1st to 12th series type 4)	50,100	50,100
Preferred stock (13th series type 4)	107,087	114,999
Preferred stock (1st series type 6)	70,001	–

Calculation for Indices

- Return on Common Stockholders' Equity:

$$\frac{\text{Net income} - \text{Preferred stock dividends}}{\{(\text{Stockholders' equity at beginning of year} - \text{Number of preferred stocks outstanding at beginning of year} \times \text{Issue price}) + (\text{Stockholders' equity at year-end} - \text{Number of preferred stocks outstanding at year-end} \times \text{Issue price})\} / 2} \times 100$$

- Forecasted Net Income Per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Forecasted average number of common stocks outstanding during the year (excluding treasury stock)}}$$

(Note) All of preferred stock (13th series type 4) will be mandatorily converted in July 2005. Forecasted net income per share is calculated assuming that forecasted average number of common stocks outstanding is 6,641,550.

I. Overview of SMFG Group

SMFG Group conducts primary banking business through the following financial services: leasing, securities, credit card business, investment banking, loans and venture capital.

SMFG has 167 consolidated subsidiaries and 53 companies accounted for by the equity method.

Sumitomo Mitsui Financial Group, Inc.

Banking Business

Principal subsidiaries

Domestic
- * Sumitomo Mitsui Banking Corporation
- * THE MINATO BANK, LTD. (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
- * Kansai Urban Banking Corporation (Listed on the First Section of Osaka Securities Exchange)
- * The Japan Net Bank, Limited (Internet banking)
- * SMBC Guarantee Co., Ltd. (Credit guarantee)

Overseas
- * Sumitomo Mitsui Banking Corporation Europe Limited
- * Manufacturers Bank
- * Sumitomo Mitsui Banking Corporation of Canada
- * Banco Sumitomo Mitsui Brasileiro S.A.
- * PT Bank Sumitomo Mitsui Indonesia

Leasing

Principal subsidiaries

Domestic
- * SMBC Leasing Company, Limited
- * SMBC Auto Leasing Company, Limited

Overseas
- * SMBC Leasing and Finance, Inc.

Other

Principal subsidiaries and affiliated companies

Domestic
- * Sumitomo Mitsui Card Company, Limited (Credit card services)
- * SAKURA CARD CO., Ltd. (Credit card services)
- * SMBC Capital Co., Ltd. (Venture capital)
- * SMBC Consulting Co., Ltd. (Management consulting and information services)
- * SMBC Finance Service Co., Ltd. (Loans, factoring and collecting agent)
- * Financial Link Company, Limited (Data processing service and consulting)
- * SMBC Friend Securities Co., Ltd. (Securities) (Listed on the First Section of Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange)
- * The Japan Research Institute, Limited (System engineering, data processing, management consulting and economic research)
- * Sakura KCS Corporation (System engineering and data processing) (Listed on the Second Section of Osaka Securities Exchange)
- * Sakura Information Systems Co., Ltd. (System engineering and data processing)
- * SMFG Corporate Recovery Servicer Co., LTD. (Consulting on corporate recovery and servicer)
- ** Promise Co., Ltd. (consumer finance) (Listed on the First Section of Tokyo Stock Exchange)
- ** At-Loan Co., Ltd. (Consumer loans)
- ** QUOQ Inc. (Shopping credit and credit card business)
- ** Daiwa Securities SMBC Co. Ltd. (Securities and derivatives)
- ** Daiwa SB Investments Ltd. (Investment advisory and investment trust management)
- ** Sumitomo Mitsui Asset Management Company, Limited (Investment advisory and investment trust management)
- ** Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans)

Overseas
- * SMBC Capital Markets, Inc. (Derivatives and investments)
- * SMBC Capital Markets Limited (Derivatives)
- * SMBC Securities, Inc. (Securities)
- * Sumitomo Mitsui Finance Australia Limited (Investments)

(Notes) 1. (*) means a consolidated subsidiary and (**) means an affiliated company accounted for by the equity method.

2. Kansai Urban Banking Corporation was listed on the First Section of Tokyo Stock Exchange on April 7, 2005, in addition to Osaka Securities Exchange.

II. Principles and Management

1. Management Policy

SMFG's Groupwide management philosophy is as follows:

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

In line with this philosophy, SMFG aims at raising its corporate value sustainably.

2. Dividend Policy

SMFG subscribes to a fundamental policy of distributing appropriate dividends while enhancing its Group's capital to maintain sound financial position.

3. Policy concerning Lowering of Minimum Stock Investment Amount

After taking into account various factors such as stock price, number of shareholders, liquidity of shares and cost-effectiveness, we do not believe there is a need to lower the minimum amount for purchasing SMFG's common stock at this time.

4. Management Index to be Achieved

SMFG set the following four management indices as the target to be achieved in fiscal year 2008 ending March 31, 2009.

- Consolidated ROE	More than 15%
- Consolidated net income	More than 650 billion yen
- Consolidated BIS capital ratio*	Approximately 11%
- Consolidated Tier I ratio*	Approximately 7%

*At March 31, 2009

By achieving these goals and thereby earning greater trust from the market, we expect to raise SMFG's market value to more than 10 trillion yen.

5. Mid- to Long-term Management Strategy

Designated as the year to complete "the intensive improvement in asset quality", in fiscal year 2004, we significantly decreased future risk factors by taking further financial measures with regard to non-performing loans and securities portfolio in order to ensure improvement in financial results in fiscal year 2005 onward. Henceforth, to realize high profitability and growth, and thereby raising corporate value sustainably, it is essential for us to earn "the highest trust of customers, markets and society". In other words, we must

(i) respond accurately to the ever-changing needs of customers and provide superior products and services;
(ii) steadily grow profits and establish solid financial base by being highly business-minded; and
(iii) fulfill our social responsibility by contributing widely to the Japanese economy and society through our business activities.

Grounded on these recognitions, we have set the five core strategies as follows and will implement initiatives to achieve our goals.

- First, to grow gross profit and achieve sufficient growth by challenging new types of risks, new regions and new business areas.
- Second, to strengthen strategic business areas by aggressively allocating resources, while continuing to improve efficiency of existing businesses further.
- Third, to improve capital efficiency and thereby maximizing profitability and growth, by improving risk-return profile of each business and by reallocating risk capital and risk-weighted assets. Also, we are aiming for an early repayment of the remaining 1.1 trillion yen in public fund preferred stock.
- Fourth, to proactively seek alliances lead to raise our corporate value.
- Fifth, to improve corporate governance in order to increase corporate value and fulfill our social responsibility.

6. Issues to be Addressed

We have designated fiscal year 2005 as an essential year for "securing a solid profit level." To achieve this target, in accordance with the core strategies, we will reinforce the below strategic business as focal areas on a group basis.

Firstly, on consumer finance business, from this April, three types of consumer loans developed under the strategic alliance with Promise are provided through 427 new automatic contract machines located in SMBC branches, and other channels including telephone and internet. Furthermore, business bases of group companies such as Sumitomo Mitsui Card and QUOQ will be leveraged to establish strong earnings base in the consumer finance business.

On credit card business mainly operated by Sumitomo Mitsui Card, in this April, SMFG and group companies agreed to form business and capital alliances with NTT DoCoMo to jointly promote a new credit-payment service using DoCoMo "Mobile Wallet" phones. We aim at creating new credit card market using mobile phones and establishing a de facto standard with new services provided by leveraging both groups' know-how, brands and customer bases.

On financial consulting for individuals, such as sales of investment trust and pension-type insurance and mortgage loans, will be further reinforced through additional opening of SMBC Consulting Plazas, specialized channels which are also open on weeknights and holidays, and expanded line-up of products provided by the launch of securities intermediary business and testamentary trust business in December of last year and February of this year, respectively. We will also continue to improve customer convenience through initiatives such as installing ATMs at Tokyo Metro stations.

On financial consulting for corporations, we will further grow profit scale by initiatives such as (a) strengthening our capability to provide financial solutions that match the diversified needs of corporate customers, including loan syndication, structured finance and non-recourse loan; (b) further increasing new-type unsecured loans to small and medium-sized enterprises, such as Business Select Loan; (c) reinforcing solution providing for business reorganization needs; and (d) promoting investment banking and securities intermediary businesses in collaboration with Daiwa Securities SMBC.

On overseas business, the Asian business centered on China will be further reinforced by initiatives such as investment banking business in collaboration with Daiwa Securities SMBC. In the Americas and Europe market, with the aim to improve capital efficiency, we will further strengthen PFI, project finance and other areas in which we have competitive advantage. Also, we will develop businesses in the expanded EU, Central and South Americas and other growth markets by improving our risk-taking capability.

Lastly, in treasury market business, we will increase volume in foreign exchange transactions and other market related transactions by developing more sophisticated IT business models centered on the internet dealing system "i-Deal" and thereby improving customer convenience. Also, by enhancing ALM and diversifying investment instruments and methods, we will improve profitability and risk-management capability of treasury market portfolios.

To support these business activities, we will continue to improve our human resources management and compliance system responding to diversified business operations. Also, we will continuously take measures to prevent deterioration of our credit portfolio in order to improve capital efficiency.

This fiscal year, we aim to improve the customers', markets' and society's overall evaluation of SMFG by steadily achieving results in these initiatives.

7. Corporate Governance Policy and Structure

(1) Corporate Governance Structure

Maintaining effective corporate governance is one of the most important issues of SMFG and the group companies. Therefore, SMFG is committed to maintaining sound management, creating sustainable shareholder value and contributing to healthy development of society by observing the below "Management Philosophy" and "Business Ethics".

<<Management Philosophy>>

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

<<Business Ethics>>

- Satisfactory Customer Services
  We intend to be a financial services complex that has the trust and support of our customers.
  For this purpose, we will always provide services that meet the true needs of our customers in order to obtain their satisfaction and confidence in the Group.
- Sound Management
  We intend to be a financial services complex which maintains fair, transparent, and sound management based on the principle of self-responsibility.

For this purpose, along with obtaining the firm confidence of our shareholders, our customers, and the general public, we take a long-term view of our business and operate it efficiently, and actively disclose accurate business information about the Group. Through these procedures, we will maintain continuous growth on a sound financial basis.

- Contribution to Social Development

  We intend to be a financial services complex which contributes to the healthy development of society.

  For this purpose, we recognize the importance of our mission to serve as a crucial part of the public infrastructure and also our social responsibilities. With such recognition, we undertake business operations that contribute to the steady development of Japan and the rest of the world, and endeavor, as a good corporate citizen, to make a positive contribution to society.

- Free and Active Business Environment

  We intend to be a financial services complex for which all officers and other employees work proudly and with great spirit.

  For this purpose, we respect people, and train and produce employees with professional knowledge and ability, thereby creating a free and active business environment.

- Compliance

  We intend to be a financial services complex that always keeps in mind the importance of compliance.

  For this purpose, we constantly reflect our awareness of these Business Ethics in our business activities. In addition, we respond promptly to directives from auditors and inspectors. Through these actions, we observe all laws and regulations, and uphold moral standards in our business practices.

(2) Corporate Committees and Internal Control System

<<Directors>>

SMFG employs the corporate auditor system consisting of eight directors and five auditors, and two of the directors and three of the auditors are from outside SMFG and its Group companies*. To ensure that our business is conducted according to law, the outside directors are a certified public accountant and a lawyer.

* As of March 31, 2005. Mr. Itoh passed away on April 21, 2005 and there are four auditors including two outside auditors at present.

<<Board of Directors>>

The Board of Directors basically meets once a month. The Chairman of the Board, not the President who oversee the overall operation of SMFG, chairs the Board meeting to achieve separation of duties. Moreover, there are three committees to supplement the Board's oversight functions: the Risk Management Committee, Compensation Committee, and the Nominating Committee. The outside directors are members of all the committees (one is the Chairman of the Compensation Committee). This system allows supervision of our operations to be conducted from a suitably objective perspective.

- Risk Management Committee (meets semi-annually and whenever necessary)

  Deliberates on Groupwide risk management and compliance issues

  1. Issues related to the basic policies and the system of risk management
  2. Other issues with a potential material impact on operations

- Compensation Committee (meets whenever necessary)

  Deliberates on remuneration of Board members and executive officers of SMFG and SMBC

  1. Issues related to remuneration, salaries, and incentive program
  2. Other remuneration issues

- Nominating Committee (meets whenever necessary)

  Deliberates on appointment of directors of SMFG and SMBC

  1. Issues related to the selection of candidates for Board directorships
  2. Issues related to the appointment of managing directors having specified management responsibilities, and issues related to the appointment of representative directors
  3. Other major personnel issues related to directors

<< Business Execution>>

SMFG has a Management Committee, consisting of directors and chaired by the president of SMFG, to act as the top decision-making body on business administration and management supervision of the entire group. The committee, in accordance with the basic policies set by the Board, considers important matters relating to the execution of business, and the president has the authority to make the final decision after considering the committee's recommendations. In addition,

SMFG also has a Group Strategy Committee to serve as a forum for the management staff of all group companies to exchange opinions and information on their respective business plans. Moreover, the directors in charge of group companies are appointed as part-time directors of their respective group companies to supervise the proper conduct of business.

<< Management Monitoring Regime>>

The auditors ensure the proper business conduct of SMFG and the subsidiaries by attending the Board of Directors' meetings and other important meetings at which the directors and others present business reports, by examining documents on important decisions, and by obtaining reports from the internal audit departments, subsidiaries and outside auditors. The Audit Department of SMFG, which is independent from the front-line departments, is responsible for objectively conducting internal audits for the group in a process separate from the oversight exercised by the Board of Directors on the shareholders' behalf. As of March 31, 2005, the department had a staff of twenty-one, including seven employees of SMBC and one employee of The Japan Research Institute working concurrently.

The Audit Department contributes to the optimal management of the group by conducting internal audits of each SMFG department to assess the appropriateness of group business operations and soundness of assets, as well as verifying that the Group's internal control system, including compliance and risk management, is appropriate and effective. The Audit Department is also responsible for supervising internal audits at each group company. It reviews the internal audit system of each company by monitoring the company's internal audits on a regular basis, and audits the company, if necessary. The results of the audits are periodically reported to the Board of Directors and the Management Committee.

The Audit Department conducts risk-based audits based on the auditing methods which are in line with the auditing standards of The Institute of Internal Auditors (IIA)*, a global organization for internal auditors, and supervises group companies to conduct audits in the same manner. Moreover, the department, auditors and CPAs exchange information whenever necessary and fortify cooperation in order to conduct audits properly.

* IIA was established in 1941 in the U.S.A. to improve expertise of internal auditors and to establish the internal auditor profession. Besides researching and developing internal audit theories and practices, IIA conducts examinations and certifies Certified Internal Auditors.

<<Accounting Auditor>>

SMFG has an audit contract with KPMG AZSA and Co. Names of the certified public accountants in charge of conducting accounting audits of SMFG and the number of their assistants are as follows:

- Name of certified public accountants in charge of accounting audits
  Designated partners, engagement partners: Masanori Sato, Hiroshi Numano and Hiroyuki Takanami *
  * They have each been auditing SMFG's financial statements for less than seven years.
- Assistants
  Ten certified public accountants, eleven junior accountants and one other staff member

<<Compliance>>

Compliance is an important groupwide management objective, and SMFG have implemented the following compliance system to ensure sound and appropriate business management by SMFG and our group companies.

- The Board of Directors and Management Committee
  The Board of Directors and Management Committee make important decisions concerning compliance policy, review the progress of those measures taken in connection with ensuring compliance, and give instructions concerning these matters as appropriate.
- The Compliance Committee
  SMFG set up the Compliance Committee to reinforce the groupwide compliance system. The committee comprises the designated Board member responsible for compliance issues, the heads of departments involved with compliance matters, and advisors from outside the group.

<<Corporate Social Responsibility Initiatives>>

"Group CSR Committee" was established on April 1, 2005 to strengthen our CSR initiatives. Chaired by the director in charge of the Corporate Planning Department, the committee deliberates on matters of groupwide CSR activities, including social contribution and environmental preservation initiatives.

"Disclosure Committee" was established on May 2, 2005 to support our timely and proper disclosure. Chaired by the director in charge of the Financial Accounting Department, the committee deliberates on the accuracy of disclosure and the effectiveness of and measures for improving internal control.

(3) Human, Financial, Commercial and Other Relationships between SMFG and Outside Directors and Auditors

The outside directors, Mr.Yoshiaki Yamauchi, a CPA, and Mr.Yoichiro Yamakawa, a lawyer, have no material interests with SMFG.

The outside auditor Mr.Katsuya Onishi, a lawyer, has no material interests with SMFG.

The outside auditors, Mr. Josei Itoh, the Chairman of Nippon Life Insurance Company, and Mr. Hiroshi Araki, the Advisor of Tokyo Electric Power Company, have no material interests with SMFG.

SMFG and group companies have ordinary commercial relationships between Nippon Life Insurance Company and Tokyo Electric Power Company.



Shareholders' meeting
Independent Auditor
Legal Advisors from Outside the Group
SMFG
Management/Supervision
(Eight) Board of Directors
Risk Management Committee
Nominating Committee
Compensation Committee
(Two) Outside Directors
(Five) Corporate Auditors/Board of Corporate Auditors(*)
(Three) Outside Corporate Auditors
Office of Corporate Auditors
Business Administration
Management Committee
Group Strategy Committee
Compliance Committee
Join
Group CSR Committee
(since April 1, 2005)
Disclosure Committee
(since May 2, 2005)
Public Relations Dept.
Corporate Planning Dept.
Investor Relations Dept.
Financial Accounting Dept.
Subsidiaries and Affiliates Dept.
Consumer Business Planning Dept.
IT Plannning Dept.
Human Resource Dept.
General Affairs Dept.
Corporate Risk Manage-ment Dept.
Audit Dept.
Oversight/internal audits

* Number of corporate auditors: As of March 31, 2005. Mr. Itoh, an outside corporate auditor, passed away on April 21, 2005 and at present there are four corporate auditors (including two outside corporate auditors).

8. Parent company

SMFG has no parent company.

III. Operating Results and Financial Position

1. Overview of Consolidated Operating Results and Financial Position as of and for the Year Ended March 31, 2005

(1) Operating Results

In fiscal 2004, SMFG addressed "Enhancement of group profitability" and "Completion of improvement in asset quality" as the most important business challenge.

Ordinary income increased 0.8% to 3,580.7 billion yen as a result of increase in fees and commissions and other operating income though interest income and trading profits decreased. Ordinary expenses increased 12.5% to 3,611.0 billion yen mainly due to increases in interest expenses and other expenses arising from further reductions in non-performing loans and securities portfolio implemented to ensure an earnings recovery in fiscal 2005 onward.

As a result, Ordinary loss and Net loss (after adjusting extraordinary gains/losses and other factors) amounted to 30.2 billion yen and 234.2 billion yen, respectively.

(2) Assets and Liabilities

Deposits amounted to 68,474.8 billion yen (up 3,141.4 billion yen from the previous fiscal year-end) and Negotiable certificates of deposit amounted to 2,713.2 billion yen (down 806.1 billion yen).

Loans and bills discounted amounted to 54,799.8 billion yen (down 582.9 billion yen).

Total assets amounted to 99,731.8 billion yen (down 2,483.3 billion yen).

(3) Stockholders' Equity

Stockholders' equity decreased by 295.2 billion yen from the previous fiscal year-end to 2,775.7 billion yen, mainly due to recording of net loss and repayment of the public fund in the form of repurchase of preferred stock, in spite of a capital increase through allocation of new shares to third parties.

(4) Cash Flows

SMFG used 3,280.1 billion yen of Cash flows from operating activities, generated 2,623.5 billion yen of Cash flows from investing activities and generated 54.1 billion yen of Cash flows from financing activities.

Consequently, Cash and cash equivalents amounted to 2,930.6 billion yen.

(5) Segments

The breakdown of Total assets and Ordinary income before the elimination of internal transactions is as follows:

By business

Total assets		
Banking business	93%	(down 0 point from the previous fiscal year-end)
Leasing business	2%	(up 0 point)
Other business	5%	(down 0 point)
Ordinary income		
Banking business	65%	(down 2 points from the previous fiscal year)
Leasing business	19%	(up 1 point)
Other business	16%	(up 1 point)

By country

Total assets		
Japan	90%	(down 1 point from the previous fiscal year-end)
The Americas	5%	(up 0 point)
Europe	2%	(up 0 point)
Asia and Oceania	3%	(up 1 point)
Ordinary income		
Japan	91%	(up 1 point from the previous fiscal year)
The Americas	4%	(down 1 point)
Europe	2%	(down 0 point)
Asia and Oceania	3%	(down 0 point)

(6) Capital Ratio (BIS Guidelines) (preliminary)

Capital ratio was 9.94% on a consolidated basis.

2. Earnings and Dividend Forecast for the Fiscal Year Ending March 31, 2006

(1) Earnings Forecast

In fiscal 2005, SMFG will enhance group profitability by strengthening businesses and further promoting collaboration among the group companies in order to "secure a solid profit level."

As for earnings forecast on a consolidated basis, Ordinary income, Ordinary profit and Net income are expected to amount to 3,300 billion yen, 780 billion yen, and 460 billion yen, respectively. On a non-consolidated basis, Operating income, Ordinary profit and Net income are expected to amount to 54 billion yen, 48 billion yen, and 70 billion yen, respectively.

(2) Dividend Forecast

SMFG will pay the following fiscal year-end dividends on common stock and preferred stock according to the level of retained earnings. SMFG will not pay interim dividends.

Common stock	3,000 yen per share
Preferred stock (type 1)	10,500 yen per share
Preferred stock (type 2)	28,500 yen per share
Preferred stock (type 3)	13,700 yen per share
Preferred stock (1st series to 12th series type 4)	135,000 yen per share
Preferred stock (1st series type 6)	88,500 yen per share

3. Risk Factors

Principal risk factors that could materially affect SMFG's operating results and financial position are as follows. SMFG takes necessary measures to prevent such events from occurring, and responds quickly and appropriately when such events do occur.

- Risk related to increase in problem loans and credit costs
- Risk related to equity portfolio
- Risk related to trading business and holding bonds
- Risk related to foreign currency exchange rate
- Risk related to decline in BIS capital ratio
- Risk related to downgrade in SMFG group's debt ratings
- Risk related to failure of SMFG's strategy
- Risk related to failure of joint venture, alliance and acquisition
- Risk related to regulatory amendment of laws, rules and accounting rules etc.

(Note) SMFG recognizes the risk factors shown above on the day of announcement of financial results.

IV. Consolidated Financial Statements

Significant Accounting Policies for Consolidated Financial Statements

1. Scope of consolidation

(1) Consolidated subsidiaries 167 companies

Principal companies

Sumitomo Mitsui Banking Corporation
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
SMBC Capital Co., Ltd.
SMBC Finance Service Co., Ltd.
SMBC Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

From this fiscal year, twenty-one companies including SMBC Financial Business Planning Co., Ltd. were newly consolidated due to establishment.

At-loan Co., Ltd. was excluded from the scope of consolidation and treated as an affiliated company accounted for by the equity method because it became a subsidiary of Promise Co., Ltd.

From this fiscal year, five companies including Minato Card Co., Ltd. were excluded from the scope of consolidation because they were no longer a subsidiary due to merger. From this fiscal year, thirteen companies including SMLC Indus Co., Ltd. became unconsolidated subsidiaries that are not accounted for by the equity method because they became silent partnerships for lease transactions.

(2) Unconsolidated subsidiaries

Principal company

SBCS Co., Ltd.

One hundred and seventeen subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they were excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of Consolidated Financial Statements Regulations.

Total assets, ordinary income, net income and retained earnings of other unconsolidated subsidiaries have no material impact on the consolidated financial statements.

2. Application of the equity method

(1) Unconsolidated subsidiaries accounted for by the equity method 4 companies

Principal company

SBCS Co., Ltd.

(2) Affiliates accounted for by the equity method 49 companies

Principal companies

Promise Co., Ltd.
Daiwa Securities SMBC Co. Ltd.
Daiwa SB Investments Ltd.
Sumitomo Mitsui Asset Management Company, Limited
QUOQ Inc.

From this fiscal year, eight companies including Promise Co., Ltd. newly became affiliated companies accounted for by the equity method due to acquirement of shares.

From this fiscal year, three companies including Sony Bank Incorporated were excluded from the scope of affiliated companies due to decrease in ratio of voting share ownership and other reasons.

One hundred and seventeen subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they are not treated as affiliated companies accounted for by the equity method pursuant to Article 10 Paragraph 1 Item 2 of Consolidated Financial Statements Regulations.

Net income and retained earnings of other unconsolidated subsidiaries and affiliates that are not accounted for by the equity method have no material impact on the consolidated financial statements.

3. The balance sheet dates of consolidated subsidiaries

(1) The account closing dates of the consolidated subsidiaries are as follows:

September 30	5	companies
October 31	1	company
December 31	70	companies
January 31	2	companies
March 31	89	companies

(2) As for the companies whose balance sheet dates are September 30 and October 31, the accounts are provisionally closed for the purpose of consolidation as of March 31 and January 31, respectively. The other companies are consolidated on the basis of their respective balance sheet dates.

Appropriate adjustments were made for material transactions during the periods from their respective balance sheet dates to the consolidated balance sheet date.

4. Accounting policies

Please refer to the "Notes to Consolidated Balance Sheet" and "Notes to Consolidated Statement of Operations."

5. Valuation of consolidated subsidiaries' assets and liabilities

Assets and liabilities of consolidated subsidiaries including the portion attributable to minority shareholders are valuated for consolidation at fair value when SMFG acquires their control.

6. Amortization of goodwill

Goodwill on Sumitomo Mitsui Card Company, Limited and SMBC Leasing Company, Limited is amortized using the straight-line method over five years and goodwill on other companies is charged or credited to income directly when incurred.

7. Appropriation of retained earnings

"Consolidated Statement of Capital Surplus and Retained Earnings" reflects the appropriation of retained earnings made during the consolidated fiscal year.

8. Scope of "Cash and cash equivalents" on Consolidated Statements of Cash Flows

Please refer to the "Notes to Consolidated Statement of Cash Flows."

CONSOLIDATED BALANCE SHEET

March 31, 2005	(Millions of yen)
Assets:	
Cash and due from banks	4,989,814
Call loans and bills bought	1,004,512
Receivables under resale agreements	124,856
Receivables under securities borrowing transactions	568,340
Commercial paper and other debt purchased	606,032
Trading assets	3,769,073
Money held in trust	3,832
Securities	24,233,701
Loans and bills discounted	54,799,805
Foreign exchanges	895,586
Other assets	3,110,454
Premises and equipment	836,053
Lease assets	1,007,015
Deferred tax assets	1,598,158
Goodwill	13,381
Customers' liabilities for acceptances and guarantees	3,444,799
Reserve for possible loan losses	(1,273,560)
Total assets	**99,731,858**
Liabilities:	
Deposits	68,474,861
Negotiable certificates of deposit	2,713,270
Call money and bills sold	4,971,462
Payables under repurchase agreements	405,671
Payables under securities lending transactions	3,868,001
Commercial paper	374,100
Trading liabilities	2,110,473
Borrowed money	2,142,873
Foreign exchanges	478,482
Short-term bonds	1,000
Bonds	4,339,497
Due to trust account	50,457
Other liabilities	2,363,786
Reserve for employee bonuses	23,816
Reserve for employee retirement benefits	34,792
Reserve for expenses related to EXPO 2005 Japan	231
Other reserves	1,093
Deferred tax liabilities	45,259
Deferred tax liabilities for land revaluation	90,994
Acceptances and guarantees	3,444,799
Total liabilities	**95,934,927**
Minority interests	**1,021,203**
Stockholders' equity:	
Capital stock	1,352,651
Capital surplus	974,346
Retained earnings	329,963
Land revaluation excess	57,853
Net unrealized gains on other securities	410,653
Foreign currency translation adjustments	(79,883)
Treasury stock	(269,857)
Total stockholders' equity	**2,775,728**
Total liabilities, minority interests and stockholders' equity	**99,731,858**

Notes to Consolidated Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the consolidated balance sheet on a contract date basis.
Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

3. Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method.
Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.
Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market prices are carried at the average market prices during the final month of the fiscal year, and bonds and others that have market prices are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Stockholders' equity," after deducting the amount that is reflected in the fiscal year's earnings because of application of fair value hedge accounting.

4. Securities included in "Money held in trust" are carried in the same method as in Notes 2 and 3.

5. Derivative transactions, excluding those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with their local accounting standards.

6. Premises and equipment owned by Sumitomo Mitsui Financial Group, Inc. (SMFG) and its consolidated subsidiary, Sumitomo Mitsui Banking Corporation (SMBC) are depreciated using the straight-line method for premises and the declining-balance method for equipment. The estimated useful lives of major items are as follows:
Buildings: 7 to 50 years
Equipment: 2 to 20 years
Other consolidated subsidiaries depreciate premises and equipment, and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

7. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated using the straight-line method over its estimated useful life (basically five years).

8. SMBC's assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.
Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

9. Reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and reserves.
For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.
For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy ("potentially bankrupt borrowers"), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.
Discounted Cash Flows (DCF) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as "Past due loans (3 months or more)" or "Restructured loans," whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.
For other claims, a reserve is provided based on the historical loan-loss ratio.
For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.
Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are

provided based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was 1,782,244 million yen.

10. Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to this fiscal year.

11. Reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at this fiscal year-end, based on the projected retirement benefit obligation and the fair value of plan assets at this fiscal year-end.

Unrecognized prior service cost is amortized using the straight-line method, primarily over 10 years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 10 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

Unrecognized net transition obligation from the initial application of the new accounting standard for employee retirement benefits is amortized primarily using the straight-line method over five years.

A part of "Accounting Standards for Retirement Benefits" (issued by the Business Accounting Deliberation Council on June 16, 1998) was revised on March 16, 2005. As a result, the amount by which the plan assets exceed the projected benefit obligation ("unrecognized plan assets") due to excess of the actual return on the plan assets over the expected return on the plan assets, or occurrence of prior service costs due to lowering of pension benefit levels was permitted to be recognized as assets and gains. SMBC implemented an early adoption of the revised standards from this fiscal year and treated the unrecognized plan assets as actuarial differences. This accounting change had no impact on profit and loss accounts.

12. Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same method as operating leases.

13. As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting or fair value hedge accounting.

SMBC applies deferred hedge accounting stipulated in "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.24) to portfolio hedges of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also basically applies deferred hedge accounting. But, SMBC applies fair value hedge accounting to hedging transactions for reducing the market volatility of bonds classified as other securities that are held for the purpose of Asset and Liability Management.

As a result of the application of JICPA Industry Audit Committee Report No.24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using "macro hedge," which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to "Interest income" or "Interest expenses" over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. At this fiscal year-end, gross amounts of deferred hedge losses and gains on "macro hedge" were 197,872 million yen and 167,948 million yen, respectively.

14. SMBC applies deferred hedge accounting stipulated in "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No.25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

15. As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit

Committee Report No.24 and No.25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries use the deferred hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" (JICPA Industry Audit Committee Report No.19).

16. National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

17. SMBC accounts for the exhibition expenses related to "The 2005 World Exposition, Aichi, Japan" that will be held in Aichi Prefecture in 2005 as "Reserve for expenses related to EXPO 2005 Japan." This reserve is stipulated in Article 43 of the Ordinance of the Commercial Code and includes the reserve that is stipulated in Article 57-2 of the Specific Taxation Measures Law.

18. Other reserves required by special laws are reserve for contingent liabilities from financial futures transactions in accordance with Article 82 of the Financial Futures Transaction Law of 18 million yen, and reserve for contingent liabilities from securities transactions in accordance with Article 51 of the Securities and Exchange Law of 1,075 million yen.

19. Accumulated depreciation on premises and equipment and accumulated depreciation on lease assets amounted to 529,007 million yen and 1,556,570 million yen, respectively.

20. Bankrupt loans and Non-accrual loans were 68,337 million yen and 1,398,964 million yen, respectively.

"Bankrupt loans" are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law (issued in 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

"Non-accrual loans" are loans on which accrued interest income is not recognized, excluding "Bankrupt loans" and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties.

21. Past due loans (3 months or more) totaled 29,441 million yen.

"Past due loans (3 months or more)" are loans on which the principal or interest is past due for three months or more, excluding "Bankrupt loans" and "Non-accrual loans."

22. Restructured loans totaled 730,701 million yen.

"Restructured loans" are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers' recovery from financial difficulties, excluding "Bankrupt loans," "Non-accrual loans" and "Past due loans (3 months or more)."

23. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was 2,227,445 million yen. This amount includes the trusted amount with The Resolution and Collection Corporation of 41 million yen, which is treated as off-balancing.

The amounts of loans presented in Notes 20 to 23 above are the amounts before deduction of reserve for possible loan losses.

24. Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was 966,552 million yen.

25. Assets pledged as collateral were as follows:

	(Millions of yen)
Assets pledged	
Cash and due from banks	75,769
Trading assets	630,553
Securities	6,492,047
Loans and bills discounted	1,524,286
Other assets (installment account receivable etc.)	1,080
Liabilities corresponding to assets pledged	
Deposits	12,745
Call money and bills sold	3,976,469
Payables under repurchase agreements	393,895
Payables under securities lending transactions	3,283,601
Trading liabilities	143,819
Borrowed money	7,566
Other liabilities	14,072
Acceptances and guarantees	144,023

In addition, Cash and due from banks of 5,613 million yen, Trading assets of 126,821 million yen, Securities of 6,659,318 million yen, Loans and bills discounted of 27,500 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Premises and equipment include surety deposits and intangible of 100,014 million yen, and Other assets include initial margins of futures markets of 9,582 million yen.

Bills rediscounted are accounted for as financial transactions pursuant to JICPA Industry Audit Committee Report No.24. Total face value of bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought was 11,576 million yen.

26. Net amount of deferred unrealized gains (losses) on hedging instruments to which deferred hedge accounting is applied is reported as deferred loss on hedge and is included in "Other assets." Gross deferred unrealized losses and gains on hedging instruments were 527,374 million yen and 429,751 million yen, respectively.

27. SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

Certain other consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains (losses) are deferred and reported in "Liabilities" or "Assets" as "Deferred tax liabilities for land revaluation" or "Deferred tax assets for land revaluation," and the net unrealized gains (losses), net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Certain other consolidated subsidiaries:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Law)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law Concerning Land Revaluation (the Enforcement Ordinance No.119) effective March 31, 1998.

Certain other consolidated subsidiaries:

Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of the Enforcement Ordinance No.119.

The total fair value of land used for business activities at the fiscal year-end, whose book value had been revaluated pursuant to Article 10 of the Law, was 21,022 million yen lower than the book value.

28. The balance of subordinated debt included in "Borrowed money" was 734,097 million yen.

29. The balance of subordinated bonds included in "Bonds" was 1,867,981 million yen.

30. Stockholders' equity per share was 164,821.09 yen.

31. Market value and unrealized gains (losses) on securities are shown as below:
The amounts shown in the following table include trading securities, commercial paper and short-term corporate bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks," and beneficiary claims on loan trusts classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the consolidated balance sheet. This definition is applied up to Notes 34.

(1) Securities classified as trading purposes

As of March 31, 2005	(Millions of yen)
Consolidated balance sheet amount	1,325,972
Valuations gains (losses) included in the earnings for the year	(3,717)

(2) Bonds classified as held-to-maturity with market value

As of March 31, 2005 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	507,342	505,002	(2,339)	1,582	3,922
Other	28,859	29,380	520	531	11
Total	536,201	534,382	(1,818)	2,114	3,933

(3) Other securities with market value

As of March 31, 2005	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
					(Millions of yen)
Stocks	1,992,711	2,697,765	705,053	750,480	45,426
Bonds	14,734,261	14,749,222	14,961	34,971	20,010
Japanese government bonds	13,116,068	13,129,235	13,167	27,115	13,948
Japanese local government bonds	488,423	486,884	(1,538)	2,061	3,600
Japanese corporate bonds	1,129,770	1,133,102	3,332	5,794	2,462
Other	2,779,971	2,756,295	(23,675)	15,903	39,579
Total	19,506,944	20,203,283	696,339	801,356	105,017

Net unrealized gains shown above include gains of 469 million yen that is recognized in this fiscal year's earnings because of the application of fair value hedge accounting and gains of 82 million yen on embedded financial instruments in their entirety that are recognized in the earnings because their embedded derivatives are not measured separately. As a result of the two factors shown above, the amount to be recorded in stockholders' equity is 695,787 million yen.

"Net unrealized gains on other securities" includes 410,572 million yen that is the sum of the following items:

			(Millions of yen)
	Net unrealized gains to be included in stockholders' equity, as a result of applying fair value hedge accounting and excluding the embedded financial derivatives	(a)	695,787
(−)	Deferred tax liabilities	(b)	282,306
	(c) = (a) − (b)		413,480
(−)	Minority interests corresponding to (c)		7,982
(+)	SMFG's interests of net unrealized gains (losses) on other securities held by affiliates accounted for by the equity method		5,074
	Total		410,572

Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for this fiscal year. Valuation loss for this fiscal year was 172 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Market value is lower than acquisition cost
Issuers requiring caution	Market value is 30% or more lower than acquisition cost
Normal issuers	Market value is 50% or more lower than acquisition cost

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy
Issuers requiring caution: Issuers that are identified for close monitoring
Normal issuers: Issuers other than the above four categories of issuers

32. The amount of other securities sold during the fiscal year is as follows:

Year ended March 31, 2005 (Millions of yen)

Sales amount	Gains on sales	Losses on sales
36,133,895	214,022	90,314

33. Summary information on securities with no available market value is as follows:

As of March 31, 2005	Consolidated balance sheet amount (Millions of yen)
Bonds classified as held-to-maturity	
Unlisted foreign securities	2,400
Other	8,566
Other securities	
Unlisted stocks (excluding OTC stocks)	429,658
Unlisted bonds	2,110,338
Unlisted foreign securities	412,118
Other	221,982

34. Redemption schedule of other securities with maturities and held-to-maturity bonds is as follows:

As of March 31, 2005				(Millions of yen)
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	3,110,902	9,065,255	2,237,616	2,953,130
Japanese government bonds	2,818,917	6,414,993	1,482,528	2,920,138
Japanese local government bonds	20,003	264,369	202,016	494
Japanese corporate bonds	271,981	2,385,892	553,071	32,497
Other	600,124	1,625,706	258,965	725,965
Total	3,711,027	10,690,962	2,496,581	3,679,096

35. Information on money held in trust is as follows:

Other money held in trust

As of March 31, 2005				(Millions of yen)
Acquisition cost	Consolidated balance sheet amount	Net unrealized gains	Unrealized gains	Unrealized losses
3,628	3,832	204	300	95

Net unrealized gains on other money held in trust of 121 million yen (after the deduction of 83 million yen in deferred tax liabilities from the above 204 million yen in net unrealized gains) are included in "Net unrealized gains on other securities."

36. Japanese government bonds as a sub-account of Securities include 8,774 million yen of unsecured loaned securities for which borrowers have the right to sell or pledge.

As for the unsecured borrowed securities for which SMBC has the right to sell or pledge and the securities which SMBC purchased under resale agreements, that are permitted to be sold or pledged without restrictions, 467,647 million yen of securities are pledged, and 192,791 million yen of securities are held in hand as of the consolidated balance sheet date.

37. Commitment line contracts on overdrafts and loans are agreements to lend to customers up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was 37,440,642 million yen, and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was 33,204,890 million yen. Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring the customers' financial positions, revising contracts when need arises and securing claims after contracts are made.

38. Information on projected benefit obligation and others at this fiscal year-end is shown as follows:

	(Millions of yen)
Projected benefit obligation	(891,311)
Plan assets (fair value)	908,453
Unfunded projected benefit obligation	17,141
Unrecognized net actuarial gain or loss	175,153
Unrecognized prior service costs (net)	(69,163)
Net amount recorded on the consolidated balance sheet	123,131
Prepaid pension cost	157,924
Reserve for employee retirement benefits	(34,792)

39. On April 27, 2005, SMFG, Sumitomo Mitsui Card Co., Ltd. (SMCC) and SMBC agreed with NTT DoCoMo, Inc. to form a strategic, business and capital alliance for the launch of a credit-payment service using mobile phones. Pursuant to the agreement, NTT DoCoMo plans to acquire 34% of SMCC's common shares issued and outstanding for approximately 98 billion yen.

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended March 31, 2005	(Millions of yen)
Ordinary income:	**3,580,796**
Interest income	1,521,728
Interest on loans and discounts	1,145,653
Interest and dividends on securities	256,396
Interest on call loans and bills bought	7,095
Interest on receivables under resale agreements	3,163
Interest on receivables under securities borrowing transactions	185
Interest on deposits with banks	36,183
Other interest income	73,050
Trust fees	2,609
Fees and commissions	596,086
Trading profits	144,587
Other operating income	1,058,289
Lease-related income	428,729
Installment-related income	222,355
Other	407,205
Other income	257,495
Ordinary expenses:	**3,611,089**
Interest expenses	350,385
Interest on deposits	131,498
Interest on negotiable certificates of deposit	3,713
Interest on call money and bills sold	3,917
Interest on payables under repurchase agreements	3,472
Interest on payables under securities lending transactions	51,853
Interest on commercial paper	224
Interest on borrowed money	36,793
Interest on short-term bonds	0
Interest on bonds	84,694
Other interest expenses	34,217
Fees and commissions	79,976
Trading losses	199
Other operating expenses	867,748
Lease-related expenses	383,177
Installment-related expenses	205,775
Other	278,796
General and administrative expenses	852,715
Other expenses	1,460,064
Provision for reserve for possible loan losses	288,902
Other	1,171,161
Ordinary loss	**30,293**
Extraordinary gains	**9,074**
Gains on disposal of premises and equipment	4,909
Collection of written-off claims	1,032
Other extraordinary gains	3,132
Extraordinary losses	**87,316**
Losses on disposal of premises and equipment	68,883
Provision for reserve for contingent liabilities from securities transactions	23
Other extraordinary losses	18,409
Loss before income taxes and minority interests	**108,535**
Income taxes	
Current	30,638
Refund	8,869
Deferred	52,912
Minority interests in net loss	**50,983**
Net loss	**234,201**

Notes to Consolidated Statement of Operations

1. Amounts less than one million yen have been omitted.

2. Net loss per share is 44,388.07 yen.

3. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as "Trading profits" and "Trading losses." Both accounts include interest received or paid during the fiscal year. The valuation differences of securities and money claims between the previous fiscal year-end and this fiscal year-end are recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the previous fiscal year-end and this fiscal year-end are recorded in the above-mentioned accounts.

4. Standards for recognizing lease-related income on lease transactions and income/expenses on installment sales are as follows:
   (1) Recognition of lease-related income on lease transactions
   Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.
   (2) Recognition of income and expenses on installment sales
   Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full term of the installment sales.

5. "Other income" includes gains on sales of stocks and other securities of 129,258 million yen and gains on securities contributed to employee retirement benefits trust of 75,275 million yen.

6. "Other" in "Other expenses" includes write-off of loans of 759,399 million yen, losses on devaluation of stocks and other securities of 224,266 million yen and losses on delinquent loans sold of 147,984 million yen.

7. "Other extraordinary gains" includes gains on change in equity of a subsidiary due to the subsidiary's capital increase of 3,120 million yen.

8. "Other extraordinary losses" includes amortized cost of unrecognized net transition obligation from initial application of the new accounting standard for employee retirement benefits of 17,876 million yen.

9. With the implementation of the "Revision of the Local Tax Law" (Legislation No.9, 2003) on March 31, 2003, a part of the tax basis of enterprise taxes comprises "amount of added value" and "amount of capital" from the fiscal year commenced April 1, 2004. As a result, SMFG and its consolidated domestic subsidiaries calculate enterprise taxes based on "amount of added value" and "amount of capital" and they are included in "General and administrative expenses" from this fiscal year pursuant to "Practical Treatment for Presentation of External Based-Corporate Enterprise Taxes in the Statement of Income" (Accounting Standards Board, Practical Solution Report No.12).

CONSOLIDATED STATEMENT OF CAPITAL SURPLUS AND RETAINED EARNINGS

Year ended March 31, 2005	(Millions of yen)
Capital surplus	
Capital surplus at beginning of year	865,282
Increase of capital surplus	109,064
Issuance of stocks due to capital increase	105,001
Gains on disposal of treasury stock	4,063
Capital surplus at end of year	974,346
Retained earnings	
Retained earnings at beginning of year	611,189
Increase of retained earnings	3,863
Increase due to decrease of consolidated subsidiaries	4
Increase due to decrease of affiliates accounted for by the equity method	1,747
Increase due to transfer of land revaluation excess	2,111
Decrease of retained earnings	285,088
Net loss	234,201
Dividends paid	46,421
Decrease due to decrease of consolidated subsidiaries	0
Decrease due to decrease of affiliates accounted for by the equity method	4,466
Retained earnings at end of year	329,963

(Note) Amounts less than one million yen have been omitted.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended March 31, 2005	(Millions of yen)
1. Cash flows from operating activities:	
Loss before income taxes and minority interests	(108,535)
Depreciation of premises, equipment and others	84,120
Depreciation of lease assets	340,777
Amortization of goodwill	10,017
Equity in earnings of affiliates	(27,142)
Net change in reserve for possible loan losses	(140,104)
Net change in reserve for employee bonuses	1,497
Net change in reserve for employee retirement benefits	134,819
Net change in reserve for expenses related to EXPO 2005 Japan	114
Interest income	(1,521,728)
Interest expenses	350,385
Net (gains) losses on securities	102,784
Net (gains) losses from money held in trust	(0)
Net exchange (gains) losses	(105,603)
Net (gains) losses from disposal of premises and equipment	63,973
Net (gains) losses from disposal of lease assets	(3,345)
Net change in trading assets	(468,577)
Net change in trading liabilities	246,434
Net change in loans and bills discounted	468,339
Net change in deposits	3,137,797
Net change in negotiable certificates of deposit	(806,192)
Net change in borrowed money (excluding subordinated debt)	(180,888)
Net change in deposits with banks	(245,726)
Net change in call loans, bills bought and receivables under resale agreements	(743,218)
Net change in receivables under securities borrowing transactions	440,987
Net change in call money, bills sold and payables under repurchase agreements	(2,013,905)
Net change in commercial paper	91,400
Net change in payables under securities lending transactions	(2,078,345)
Net change in foreign exchanges (assets)	(151,254)
Net change in foreign exchanges (liabilities)	(94,405)
Net change in short-term bonds	1,000
Issuance and redemption of bonds (excluding subordinated bonds)	130,498
Net change in due to trust account	14,424
Interest received	1,553,995
Interest paid	(336,234)
Net change in payable on trading and securities contracts	(1,020,879)
Other, net	(350,488)
Subtotal	**(3,223,208)**
Income taxes paid	(56,914)
Net cash used in operating activities	**(3,280,122)**
2. Cash flows from investing activities:	
Purchases of securities	(46,309,832)
Proceeds from sale of securities	36,134,383
Proceeds from maturity of securities	13,118,211
Proceeds from sale of money held in trust	0
Purchases of premises and equipment	(56,945)
Proceeds from sale of premises and equipment	93,474
Purchases of lease assets	(396,497)
Proceeds from sale of lease assets	43,702
Purchases of stocks of subsidiaries	(2,970)
Net cash provided by investing activities	**2,623,525**
3. Cash flows from financing activities:	
Proceeds from issuance of subordinated debt	36,000
Repayment of subordinated debt	(72,212)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	440,237
Repayment of subordinated bonds and bonds with stock acquisition rights	(234,983)
Proceeds from issuance of stocks	210,003
Dividends paid	(46,463)
Proceeds from minority stockholders	21,024
Dividends paid to minority stockholders	(39,457)
Purchases of treasury stock	(269,012)
Proceeds from sale of treasury stock	9,063
Net cash provided by financing activities	**54,199**
4. Effect of exchange rate changes on cash and cash equivalents	**(378)**
5. Net change in cash and cash equivalents	**(602,776)**
6. Cash and cash equivalents at beginning of year	**3,529,479**
7. Change in cash and cash equivalents due to merger of consolidated subsidiaries	**3,941**
8. Cash and cash equivalents at end of year	**2,930,645**

Notes to Consolidated Statement of Cash Flows

1. Amounts less than one million yen have been omitted.

2. For the purposes of presenting the consolidated statement of cash flows, "Cash and cash equivalents" are cash on hand and non-interest earning deposits with banks.

3. Reconciliation of "Cash and due from banks" of the consolidated balance sheet to "Cash and cash equivalents" at the fiscal year-end is as follows:

March 31, 2005	(Millions of yen)
Cash and due from banks	4,989,814
Interest-earning deposits	(2,059,168)
Cash and cash equivalents	2,930,645

COMPARATIVE CONSOLIDATED BALANCE SHEETS (CONDENSED)

	March 31,		(Millions of yen)
	2005 (A)	2004 (B)	Difference (A-B)
Assets:			
Cash and due from banks	4,989,814	5,328,950	(339,136)
Call loans and bills bought	1,004,512	360,509	644,003
Receivables under resale agreements	124,856	152,070	(27,214)
Receivables under securities borrowing transactions	568,340	1,009,328	(440,988)
Commercial paper and other debt purchased	606,032	480,847	125,185
Trading assets	3,769,073	3,306,780	462,293
Money held in trust	3,832	3,749	83
Securities	24,233,701	27,049,901	(2,816,200)
Loans and bills discounted	54,799,805	55,382,800	(582,995)
Foreign exchanges	895,586	743,957	151,629
Other assets	3,110,454	3,034,182	76,272
Premises and equipment	836,053	984,060	(148,007)
Lease assets	1,007,015	991,781	15,234
Deferred tax assets	1,598,158	1,706,586	(108,428)
Deferred tax assets for land revaluation	–	706	(706)
Goodwill	13,381	21,706	(8,325)
Customers' liabilities for acceptances and guarantees	3,444,799	3,079,738	365,061
Reserve for possible loan losses	(1,273,560)	(1,422,486)	148,926
Total assets	**99,731,858**	**102,215,172**	**(2,483,314)**
Liabilities:			
Deposits	68,474,861	65,333,426	3,141,435
Negotiable certificates of deposit	2,713,270	3,519,464	(806,194)
Call money and bills sold	4,971,462	6,292,495	(1,321,033)
Payables under repurchase agreements	405,671	1,098,449	(692,778)
Payables under securities lending transactions	3,868,001	5,946,346	(2,078,345)
Commercial paper	374,100	282,700	91,400
Trading liabilities	2,110,473	1,873,245	237,228
Borrowed money	2,142,873	2,360,474	(217,601)
Foreign exchanges	478,482	572,755	(94,273)
Short-term bonds	1,000	–	1,000
Bonds	4,339,497	4,002,965	336,532
Due to trust account	50,457	36,032	14,425
Other liabilities	2,363,786	3,591,818	(1,228,032)
Reserve for employee bonuses	23,816	22,226	1,590
Reserve for employee retirement benefits	34,792	40,842	(6,050)
Reserve for expenses related to EXPO 2005 Japan	231	116	115
Other reserves	1,093	862	231
Deferred tax liabilities	45,259	40,181	5,078
Deferred tax liabilities for land revaluation	90,994	56,391	34,603
Acceptances and guarantees	3,444,799	3,079,738	365,061
Total liabilities	**95,934,927**	**98,150,534**	**(2,215,607)**
Minority interests	**1,021,203**	**993,696**	**27,507**
Total stockholders' equity	**2,775,728**	**3,070,942**	**(295,214)**
Total liabilities, minority interests and stockholders' equity	**99,731,858**	**102,215,172**	**(2,483,314)**

(Note) Amounts less than one million yen have been omitted.

COMPARATIVE CONSOLIDATED STATEMENTS OF OPERATIONS (CONDENSED)

	Year ended March 31,		(Millions of yen)
	2005	2004	Difference
	(A)	(B)	(A-B)
Ordinary income:	**3,580,796**	**3,552,510**	**28,286**
Interest income	1,521,728	1,591,338	(69,610)
Interest on loans and discounts	1,145,653	1,167,622	(21,969)
Interest and dividends on securities	256,396	256,600	(204)
Trust fees	2,609	334	2,275
Fees and commissions	596,086	501,028	95,058
Trading profits	144,587	305,011	(160,424)
Other operating income	1,058,289	946,474	111,815
Other income	257,495	208,323	49,172
Ordinary expenses:	**3,611,089**	**3,209,665**	**401,424**
Interest expenses	350,385	310,267	40,118
Interest on deposits	131,498	104,644	26,854
Fees and commissions	79,976	76,851	3,125
Trading losses	199	916	(717)
Other operating expenses	867,748	886,649	(18,901)
General and administrative expenses	852,715	866,549	(13,834)
Other expenses	1,460,064	1,068,430	391,634
Ordinary profit (loss)	**(30,293)**	**342,844**	**(373,137)**
Extraordinary gains	**9,074**	**117,020**	**(107,946)**
Extraordinary losses	**87,316**	**54,971**	**32,345**
Income (loss) before income taxes and minority interests	**(108,535)**	**404,894**	**(513,429)**
Income taxes			
Current	30,638	24,289	6,349
Refund	8,869	–	8,869
Deferred	52,912	8,593	44,319
Minority interests in net income (loss)	**50,983**	**41,596**	**9,387**
Net income (loss)	**(234,201)**	**330,414**	**(564,615)**

(Note) Amounts less than one million yen have been omitted.

COMPARATIVE CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS (CONDENSED)

	Year ended March 31,		(Millions of yen)
	2005	2004	Difference
	(A)	(B)	(A-B)
Capital surplus			
Capital surplus at beginning of year	865,282	856,237	9,045
Increase of capital surplus	109,064	9,044	100,020
Capital surplus at end of year	974,346	865,282	109,064
Retained earnings			
Retained earnings at beginning of year	611,189	311,664	299,525
Increase of retained earnings	3,863	334,898	(331,035)
Decrease of retained earnings	285,088	35,373	249,715
Retained earnings at end of year	329,963	611,189	(281,226)

(Note) Amounts less than one million yen have been omitted.

COMPARATIVE CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31, 2005 (A)	2004 (B)	(Millions of yen) Difference (A-B)
1. Cash flows from operating activities:			
Income (loss) before income taxes and minority interests	(108,535)	404,894	(513,429)
Depreciation of premises, equipment and others	84,120	82,464	1,656
Depreciation of lease assets	340,777	336,271	4,506
Amortization of goodwill	10,017	(4,260)	14,277
Equity in earnings of affiliates	(27,142)	(15,700)	(11,442)
Net change in reserve for possible loan losses	(140,104)	(824,917)	684,813
Net change in reserve for possible losses on loans sold	–	(20,665)	20,665
Net change in reserve for employee bonuses	1,497	221	1,276
Net change in reserve for employee retirement benefits	134,819	(40,069)	174,888
Net change in reserve for expenses related to EXPO 2005 Japan	114	116	(2)
Interest income	(1,521,728)	(1,591,338)	69,610
Interest expenses	350,385	310,267	40,118
Net (gains) losses on securities	102,784	(67,928)	170,712
Net (gains) losses from money held in trust	(0)	(121)	121
Net exchange (gains) losses	(105,603)	407,340	(512,943)
Net (gains) losses from disposal of premises and equipment	63,973	30,697	33,276
Net (gains) losses from disposal of lease assets	(3,345)	(1,870)	(1,475)
Net change in trading assets	(468,577)	1,131,864	(1,600,441)
Net change in trading liabilities	246,434	(929,787)	1,176,221
Net change in loans and bills discounted	468,339	6,198,239	(5,729,900)
Net change in deposits	3,137,797	1,829,914	1,307,883
Net change in negotiable certificates of deposit	(806,192)	(1,338,888)	532,696
Net change in borrowed money (excluding subordinated debt)	(180,888)	(112,211)	(68,677)
Net change in deposits with banks	(245,726)	(1,299,305)	1,053,579
Net change in call loans, bills bought and receivables under resale agreements	(743,218)	(318,516)	(424,702)
Net change in receivables under securities borrowing transactions	440,987	971,914	(530,927)
Net change in call money, bills sold and payables under repurchase agreements	(2,013,905)	(5,704,903)	3,690,998
Net change in commercial paper	91,400	94,900	(3,500)
Net change in payables under securities lending transactions	(2,078,345)	1,139,101	(3,217,446)
Net change in foreign exchanges (assets)	(151,254)	5,016	(156,270)
Net change in foreign exchanges (liabilities)	(94,405)	175,444	(269,849)
Net change in short -term bonds (liabilities)	1,000	–	1,000
Issuance and redemption of bonds (excluding subordinated bonds)	130,498	152,514	(22,016)
Net change in due to trust account	14,424	30,078	(15,654)
Interest received	1,553,995	1,636,935	(82,940)
Interest paid	(336,234)	(336,704)	470
Net change in payable on trading and securities contracts	(1,020,879)	1,188,672	(2,209,551)
Other, net	(350,488)	27,099	(377,587)
Subtotal	**(3,223,208)**	**3,546,782**	**(6,769,990)**
Income taxes paid	(56,914)	(24,664)	(32,250)
Net cash provided by (used in) operating activities	**(3,280,122)**	**3,522,118**	**(6,802,240)**
2. Cash flows from investing activities:			
Purchases of securities	(46,309,832)	(47,305,660)	995,828
Proceeds from sale of securities	36,134,383	30,688,033	5,446,350
Proceeds from maturity of securities	13,118,211	13,967,819	(849,608)
Purchases of money held in trust	–	(21,225)	21,225
Proceeds from sale of money held in trust	0	42,259	(42,259)
Purchases of premises and equipment	(56,945)	(80,932)	23,987
Proceeds from sale of premises and equipment	93,474	20,839	72,635
Purchases of lease assets	(396,497)	(368,159)	(28,338)
Proceeds from sale of lease assets	43,702	37,678	6,024
Purchases of stocks of subsidiaries	(2,970)	(8,999)	6,029
Net cash provided by (used in) investing activities	**2,623,525**	**(3,028,346)**	**5,651,871**
3. Cash flows from financing activities:			
Proceeds from issuance of subordinated debt	36,000	89,500	(53,500)
Repayment of subordinated debt	(72,212)	(195,000)	122,788
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	440,237	436,453	3,784
Repayment of subordinated bonds and bonds with stock acquisition rights	(234,983)	(150,713)	(84,270)
Proceeds from issuance of stocks	210,003	–	210,003
Dividends paid	(46,463)	(33,360)	(13,103)
Proceeds from minority stockholders	21,024	25	20,999
Dividends paid to minority stockholders	(39,457)	(33,196)	(6,261)
Purchases of treasury stock	(269,012)	(632)	(268,380)
Proceeds from sale of treasury stock	9,063	24,058	(14,995)
Net cash provided by financing activities	**54,199**	**137,134**	**(82,935)**
4. Effect of exchange rate changes on cash and cash equivalents	**(378)**	**(2,417)**	**2,039**
5. Net change in cash and cash equivalents	**(602,776)**	**628,488**	**(1,231,264)**
6. Cash and cash equivalents at beginning of year	**3,529,479**	**2,900,991**	**628,488**
7. Change in cash and cash equivalents due to merger of consolidated subsidiaries	**3,941**	**–**	**3,941**
8. Change in cash and cash equivalents due to exclusion of consolidated subsidiaries	**–**	**(0)**	**0**
9. Cash and cash equivalents at end of year	**2,930,645**	**3,529,479**	**(598,834)**

(Note) Amounts less than one million yen have been omitted.

V. SEGMENT INFORMATION

(1) Business segment information

Year ended March 31, 2005 (Millions of yen)

	Banking Business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income						
(1) External customers	2,447,122	706,860	426,813	3,580,796	–	3,580,796
(2) Intersegment	41,862	19,723	190,226	251,812	(251,812)	–
Total	2,488,984	726,583	617,040	3,832,609	(251,812)	3,580,796
Ordinary expenses	2,643,533	684,652	505,793	3,833,979	(222,889)	3,611,089
Ordinary profit (loss)	(154,548)	41,931	111,246	(1,370)	(28,922)	(30,293)
Assets	96,420,384	1,924,019	5,649,310	103,993,713	(4,261,855)	99,731,858
Depreciation	60,568	343,134	24,248	427,951	14	427,966
Capital expenditure	66,189	400,119	27,112	493,421	9	493,430

(Notes)
1. The business segmentation is classified based on SMFG's internal administrative purpose.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. "Other" includes securities, credit card business, investment banking, loans, venture capital, system development and data processing.
3. Amount of assets that are included in "Elimination and unallocated corporate assets" is 3,806,067 million yen, most of which are stocks of SMFG's subsidiaries and affiliates.

Year ended March 31, 2004 (Millions of yen)

	Banking Business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income						
(1) External customers	2,492,168	674,243	386,098	3,552,510	–	3,552,510
(2) Intersegment	26,911	18,466	182,955	228,333	(228,333)	–
Total	2,519,079	692,709	569,054	3,780,844	(228,333)	3,552,510
Ordinary expenses	2,295,451	658,092	472,737	3,426,281	(216,616)	3,209,665
Ordinary profit (loss)	223,627	34,616	96,317	354,562	(11,717)	342,844
Assets	99,062,021	1,815,963	5,940,301	106,818,286	(4,603,113)	102,215,172
Depreciation	66,809	336,392	19,043	422,245	9	422,255
Capital expenditure	91,870	371,350	28,906	492,127	33	492,161

(2) Geographic segment information

Year ended March 31, 2005 (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income							
(1) External customers	3,331,194	109,639	62,959	77,003	3,580,796	–	3,580,796
(2) Intersegment	59,278	46,789	6,189	26,013	138,270	(138,270)	–
Total	3,390,472	156,429	69,148	103,016	3,719,067	(138,270)	3,580,796
Ordinary expenses	3,494,330	107,027	63,254	60,692	3,725,305	(114,215)	3,611,089
Ordinary profit (loss)	(103,857)	49,401	5,894	42,323	(6,238)	(24,055)	(30,293)
Assets	91,564,408	4,704,584	2,462,266	3,253,758	101,985,019	(2,253,160)	99,731,858

(Notes)
1. The geographic segmentation is classified based on the degrees of following factors:
geographic proximity, similarity of economic activities and relationship of business activities among regions.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe includes the United Kingdom, Germany and France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.
3. Amount of assets that are included in "Elimination and unallocated corporate assets" is 3,806,067 million yen, most of which are stocks of SMFG's subsidiaries and affiliates.

Year ended March 31, 2004 (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income							
(1) External customers	3,250,452	135,908	75,566	90,582	3,552,510	–	3,552,510
(2) Intersegment	50,138	39,129	6,113	11,360	106,742	(106,742)	–
Total	3,300,591	175,038	81,680	101,942	3,659,252	(106,742)	3,552,510
Ordinary expenses	3,067,985	109,837	65,586	59,397	3,302,806	(93,140)	3,209,665
Ordinary profit (loss)	232,606	65,201	16,093	42,545	356,446	(13,601)	342,844
Assets	95,318,870	4,826,318	2,177,644	2,731,299	105,054,133	(2,838,960)	102,215,172

(3) Ordinary income from overseas operations

(Millions of yen)

	Consolidated Ordinary Income from Overseas Operations (A)	Consolidated Ordinary Income (B)	(A) / (B)
Year ended March 31, 2005	249,602	3,580,796	7.0 %
Year ended March 31, 2004	302,057	3,552,510	8.5 %

(Notes)
1. Consolidated ordinary income from overseas operations are presented as counterparts of overseas sales of companies in other industries.
2. The above table shows ordinary income from transactions of overseas branches of SMBC and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party and the geographic segment information is not presented because such information is not available.

VI. Products, Orders and Sales

This information is not available because of the specialty of banking business.

Market Value Information on Securities and Money Held in Trust

[1] Securities

1. As of March 31, 2005

(Notes)
1. The amounts shown in the following table include trading securities, commercial paper and short-term corporate bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks," and commercial paper and beneficiary claims on loan trusts classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the consolidated balance sheet.
2. Stocks of subsidiaries and affiliates that have market value are presented in notes to nonconsolidated financial statements.

(1) Securities classified as trading purposes

As of March 31, 2005 (Millions of yen)

	Consolidated balance sheet amount	Valuations gains (losses) included in the earnings for the year
Securities classified as trading purposes	1,325,972	(3,717)

(2) Bonds classified as held-to-maturity with market value

As of March 31, 2005 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	507,342	505,002	(2,339)	1,582	3,922
Japanese local government bonds	–	–	–	–	–
Japanese corporate bonds	–	–	–	–	–
Other	28,859	29,380	520	531	11
Total	536,201	534,382	(1,818)	2,114	3,933

(Note) Market value is calculated using market prices at the fiscal year-end.

(3) Other securities with market value

As of March 31, 2005 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	1,992,711	2,697,765	705,053	750,480	45,426
Bonds	14,734,261	14,749,222	14,961	34,971	20,010
Japanese government bonds	13,116,068	13,129,235	13,167	27,115	13,948
Japanese local government bonds	488,423	486,884	(1,538)	2,061	3,600
Japanese corporate bonds	1,129,770	1,133,102	3,332	5,794	2,462
Other	2,779,971	2,756,295	(23,675)	15,903	39,579
Total	19,506,944	20,203,283	696,339	801,356	105,017

(Notes)
1. Net unrealized gains shown above include gains of 469 million yen that is recognized in this fiscal year's earnings because of the application of fair value hedge accounting and gains of 82 million yen on embedded financial instruments in their entirety that are recognized in the earnings because their embedded derivatives are not measured separately.
2. Consolidated balance sheet amount is calculated as follows:

Stocks	Average market prices during one month before the fiscal year-end
Bonds and other	Market prices at the fiscal year-end

3. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the current fiscal year. Valuation loss for this fiscal year was 172 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	: Market value is lower than acquisition cost.
Issuers requiring caution	: Market value is 30% or more lower than acquisition cost.
Normal issuers	: Market value is 50% or more lower than acquisition cost.

Bankrupt issuers --- Issuers that are legally bankrupt or formally declared bankrupt
Effectively bankrupt issuers --- Issuers that are not legally bankrupt but regarded as substantially bankrupt
Potentially bankrupt issuers --- Issuers that are not currently bankrupt, but are perceived to have a high risk of falling into bankruptcy
Issuers requiring caution --- Issuers that are identified for close monitoring
Normal issuers --- Issuers other than the above four categories of issuers

(4) Held-to-maturity bonds sold during the fiscal year

There are no corresponding transactions.

(5) Other securities sold during the fiscal year

Year ended March 31, 2005 (Millions of yen)

	Sales amount	Gains on sales	Losses on sales
Other securities	36,133,895	214,022	90,314

(6) Securities with no available market value

As of March 31, 2005 (Millions of yen)

	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	2,400
Other	8,566
Other securities	
Unlisted stocks (except for OTC stocks)	429,658
Unlisted bonds	2,110,338
Unlisted foreign securities	412,118
Other	221,982

(7) Change of classification of securities

There are no corresponding items.

(8) Redemption schedule of other securities with maturities and held-to-maturity bonds

As of March 31, 2005 (Millions of yen)

	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	3,110,902	9,065,255	2,237,616	2,953,130
Japanese government bonds	2,818,917	6,414,993	1,482,528	2,920,138
Japanese local government bonds	20,003	264,369	202,016	494
Japanese corporate bonds	271,981	2,385,892	553,071	32,497
Other	600,124	1,625,706	258,965	725,965
Total	3,711,027	10,690,962	2,496,581	3,679,096

2. As of March 31, 2004

(Notes)

1. In addition to "Securities" stated in the consolidated balance sheet, the amounts below include trading securities, commercial paper and short-term corporate bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks" and beneficiary claim on loan trust classified as "Commercial paper and other debt purchased."
2. Stocks of subsidiaries and affiliates that have market value are presented in notes to nonconsolidated financial statements.

(1) Securities classified as trading purposes

As of March 31, 2004 (Millions of yen)

	Consolidated balance sheet amount	Valuation gains (losses) included in the earnings for the year
Securities classified as trading purposes	1,170,727	(1,707)

(2) Bonds classified as held-to-maturity with market value

As of March 31, 2004 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	509,458	500,930	(8,527)	1,739	10,266
Japanese local government bonds	–	–	–	–	–
Japanese corporate bonds	–	–	–	–	–
Other	17,272	18,374	1,101	1,101	–
Total	526,731	519,305	(7,425)	2,840	10,266

(Note) Market value is calculated using the market price at the fiscal year-end.

(3) Other securities with market value

As of March 31, 2004 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	2,234,577	2,904,362	669,784	736,878	67,094
Bonds	15,604,771	15,501,515	(103,256)	18,590	121,847
Japanese government bonds	14,028,689	13,939,482	(89,207)	14,225	103,432
Japanese local government bonds	515,362	506,263	(9,098)	1,075	10,173
Japanese corporate bonds	1,060,720	1,055,769	(4,950)	3,289	8,240
Other	5,354,322	5,363,406	9,084	32,047	22,963
Total	23,193,672	23,769,285	575,612	787,517	211,904

(Notes)

1. Of the total net unrealized gains shown above, 23,452 million yen is included in this year's profit because of the application of fair value hedge accounting.
2. Consolidated balance sheet amount is calculated as follows:
   - Stocks: Average market prices during one month before the fiscal year-end
   - Bonds and others: Market prices at the fiscal year-end
3. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is used for the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the current fiscal year. Valuation loss for this fiscal year was 5,625 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.
   - Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers : Market value is lower than acquisition cost.
   - Issuers requiring caution : Market value is 30% or more lower than acquisition cost.
   - Normal issuers : Market value is 50% or more lower than acquisition cost.

   Bankrupt issuers --- Issuers that are legally bankrupt or formally declared bankrupt
   Effectively bankrupt issuers --- Issuers that are not legally bankrupt but regarded as substantially bankrupt
   Potentially bankrupt issuers --- Issuers that are not currently bankrupt, but are perceived to have a high risk of falling into bankruptcy
   Issuers requiring caution --- Issuers that are identified for close monitoring
   Normal issuers --- Issuers other than the above four categories of issuers

(4) Held-to-maturity bonds sold during the fiscal year

Year ended March 31, 2004			(Millions of yen)	
	Cost of securities sold	Sales amount	Gains on sales	Reason for sales
Japanese government bonds	21,063	21,709	645	A consolidated subsidiary, THE MINATO BANK, LTD. ("Minato") changed its investment policy.
Japanese local government bonds	23,060	23,796	736	
Total	44,123	45,506	1,382	

(5) Other securities sold during the fiscal year

Year ended March 31, 2004			(Millions of yen)
	Sales amount	Gains on sales	Losses on sales
Other securities	30,640,639	281,085	154,031

(6) Securities with no available market value

As of March 31, 2004	(Millions of yen)
	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	3,371
Other	9,713
Other securities	
Unlisted stocks (except for OTC stocks)	532,446
Unlisted bonds	1,596,199
Unlisted foreign securities	316,217
Other	144,433

(7) Change of classification of securities

During this fiscal year, Minato changed its investment policy and sold some of the held-to-maturity bonds before their maturities. As a result, Minato changed the classification of the remaining bonds that Minato holds, 28,281 million yen, from "held-to-maturity" to "other securities" pursuant to Article 83 of the "Practical Guidelines for Accounting for Financial Instruments" (JICPA Accounting Committee Report No.14). In addition, 12,063 million yen in reclassified bonds were sold during this fiscal year and net gains on sale of 18 million yen were recorded.

As a result of this change of classification, "Securities" increased by 35 million yen and "Deferred tax assets" decreased by 14 million yen, and "Minority interests" and "Net unrealized gains on other securities" increased by 19 million yen and 1 million yen, respectively, compared with the previous classification of bonds.

(8) Redemption schedule of other securities with maturities and held-to-maturity bonds

As of March 31, 2004				(Millions of yen)
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	2,879,079	9,470,889	3,999,979	1,257,227
Japanese government bonds	2,706,787	7,223,369	3,266,491	1,252,292
Japanese local government bonds	7,759	263,194	234,789	519
Japanese corporate bonds	164,531	1,984,324	498,698	4,415
Other	441,373	4,212,911	457,429	538,094
Total	3,320,453	13,683,800	4,457,409	1,795,322

1. As of March 31, 2005

(1) Money held in trust classified as trading purposes

There are no corresponding transactions.

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

As of March 31, 2005 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	3,628	3,832	204	300	95

(Note) Consolidated balance sheet amount is calculated using the market prices at the fiscal year-end.

2. As of March 31, 2004

(1) Money held in trust classified as trading purposes

There are no corresponding transactions.

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

As of March 31, 2004 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	3,628	3,749	121	222	100

(Note) Consolidated balance sheet amount is calculated using the market prices at the fiscal year-end.

[3] Net Unrealized Gains on Other Securities and Other Money Held in Trust

1. As of March 31, 2005

Net unrealized gains on other securities that is reported on the consolidated balance sheet is shown as follows:

As of March 31, 2005	(Millions of yen)
Net unrealized gains	695,951
Other securities	695,746
Other money held in trust	204
(–) Deferred tax liabilities	282,389
Net unrealized gains on other securities (before following adjustment)	413,561
(–) Minority interests	7,982
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	5,074
Net unrealized gains on other securities	410,653

(Notes)

1. Net unrealized gains on other securities shown above include gains of 469 million yen that is recognized in this fiscal year's earnings because of the application of fair value hedge accounting and gains of 82 million yen on embedded financial instruments in their entirety that are recognized in the earnings because their embedded derivatives are not measured separately.
2. Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

2. As of March 31, 2004

Net unrealized gains on other securities that is reported on the consolidated balance sheet is shown as follows:

As of March 31, 2004	(Millions of yen)
Net unrealized gains	552,271
Other securities	552,149
Other money held in trust	121
(–) Deferred tax liabilities	225,309
Net unrealized gains on other securities (before following adjustment)	326,962
(–) Minority interests	3,207
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	1,258
Net unrealized gains on other securities	325,013

(Notes)

1. Of the net unrealized gains on other securities shown above, 23,452 million yen is included in this fiscal year's earnings because of the application of fair value hedge accounting.
2. Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

Market Value Information on Derivative Transactions

Please refer to EDINET system (http://www.fsa.go.jp/edinet/edinet.html) after June 30, 2005 (available in Japanese).
SMFG will also disclose derivative information on our Annual Report that will be issued in August. (http://www.smfg.co.jp/english/index.html)

Related Party Transactions

There are no material transactions with related parties to be reported for the fiscal year ended March 31, 2005.

There are no material transactions with related parties to be reported for the fiscal year ended March 31, 2004.

Sumitomo Mitsui Financial Group, Inc (SMFG)

Non-consolidated Financial Results for the Fiscal Year ended March 31, 2005

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo, Osaka, Nagoya (code: 8316)
URL: http://www.smfg.co.jp
President & CEO: Yoshifumi Nishikawa
Date of approval of the Non-consolidated Financial Statements by the Board of Directors: May 24, 2005
Date of scheduled payment of dividends: June 29, 2005
Date of General Meeting of Shareholders: June 29, 2005

1. Financial Results (for the fiscal year ended March 31, 2005)

(1) Operating Results

Amounts less than one million yen have been omitted.

	Operating Income		Operating Profit		Ordinary Profit		Net Income	
Fiscal Year	¥ million	%	¥ million	%	¥ million	%	¥ million	%
ended March 31, 2005	258,866	366.3	256,222	388.3	253,448	395.1	252,228	399.4
ended March 31, 2004	55,515	(57.8)	52,470	(59.8)	51,188	(57.2)	50,505	(59.5)

	Net Income Per Share	Net Income per Share (Diluted)	Return on Common Stockholders' Equity	Ordinary Profit on Total Assets	Ordinary Profit on Operating Income
Fiscal Year	¥	¥	%	%	%
ended March 31, 2005	38,302.88	25,178.44	15.5	7.0	97.9
ended March 31, 2004	3,704.49	3,690.72	1.6	1.5	92.2

Notes: 1. Average number of common stock outstanding
(a) for the fiscal year ended March 31, 2005: 5,885,899 shares
(b) for the fiscal year ended March 31, 2004: 5,794,588 shares
2. There is no change in accounting methods.
3. Percentage shown in Operating Income, Operating Profit, Ordinary profit and Net Income are the increase (decrease) from the previous year.

(2) Dividends (common stock) Please refer to the next page for the information of the preferred stock.

	Dividends per Share (Annual)			Dividends (Annual)	Dividend Payout Ratio	Ratio of Dividends to Stockholders' Equity
		Interim	Year-End			
Fiscal Year	¥	¥	¥	¥ million	%	%
ended March 31, 2005	3,000	0.00	3,000	17,607	7.8	1.1
ended March 31, 2004	3,000	0.00	3,000	17,381	81.0	1.3

(3) Financial Position

	Total Assets	Stockholders' Equity	Stockholders' Equity to Total Assets	Stockholders' Equity per Share
	¥ million	¥ million	%	¥
March 31, 2005	3,795,110	3,319,615	87.5	257,487.78
March 31, 2004	3,403,007	3,172,721	93.2	232,550.74

Notes: 1. Number of common stock outstanding
(a) as of March 31, 2005: 5,869,288 shares
(b) as of March 31, 2004: 5,793,940 shares
2. Number of treasury stock
(a) as of March 31, 2005: 404,503 shares
(b) as of March 31, 2004: 2,069 shares

2. Earnings Forecast (for the fiscal year ending March 31, 2006)

	Operating Income	Ordinary Profit	Net Income	Dividends per Share (Annual)		
				Interim	Year-End	
	¥ million	¥ million	¥ million	¥	¥	¥
For the six months ending September 30, 2005	16,000	13,000	35,000	0	–	–
For the fiscal year ending March 31, 2006	54,000	48,000	70,000	–	3,000	3,000

(Reference) Forecasted net income per share for the fiscal year ending March 31, 2006 is 6,670.49 yen.

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this document: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Average number of shares outstanding during the fiscal year

	For the Fiscal Year ended March 31, 2005	For the Fiscal Year ended March 31, 2004
Common stock	5,885,899	5,794,588
Preferred stock (type 1)	48,333	67,000
Preferred stock (type 2)	100,000	100,000
Preferred stock (type 3)	738,750	800,000
Preferred stock (1st to 12th series type 4)	50,100	50,100
Preferred stock (13th series type 4)	112,352	114,999
Preferred stock (1st series type 6)	575	-

Number of shares outstanding at the fiscal year-end

	As of March 31, 2005	As of March 31, 2004
Common stock	5,869,288	5,793,940
Preferred stock (type 1)	35,000	67,000
Preferred stock (type 2)	100,000	100,000
Preferred stock (type 3)	695,000	800,000
Preferred stock (1st to 12th series type 4)	50,100	50,100
Preferred stock (13th series type 4)	107,087	114,999
Preferred stock (1st series type 6)	70,001	-

(Note) Number of shares outstanding changed during the fiscal year ended March 31, 2005 as follows:

		Number of shares issued	Issue price	Capitalized amount
Conversion of Preferred stock (type 1) to Common stock	Common stock	101,362.06	-	-
	Preferred stock (type 1)	(32,000)	-	-
Conversion of Preferred stock (type 3) to Common stock	Common stock	300,343.25	-	-
	Preferred stock (type 3)	(105,000)	-	-
Conversion of Preferred stock (13th series type 4) to Common stock	Common stock	76,076.65	-	-
	Preferred stock (13th series type 4)	(7,912)	-	-
Increase due to issuance of stock	Preferred stock (1st series type 6)	70,001	3,000,000 yen	1,500,000 yen

Dividends per share and Total Dividends (For the fiscal year ended March 31, 2005)

	Dividends per Share (Annual)			Total Dividends (Annual)
		Interim	Year-end	
	¥	¥	¥	¥ million
Common stock	3,000	0	3,000	17,607
Preferred stock (type 1)	10,500	0	10,500	367
Preferred stock (type 2)	28,500	0	28,500	2,850
Preferred stock (type 3)	13,700	0	13,700	9,521
Preferred stock (1st to 12th series type 4)	135,000	0	135,000	6,763
Preferred stock (13th series type 4)	67,500	0	67,500	7,228
Preferred stock (1st series type 6)	728	0	728	50

Dividends per share and Total Dividends (For the fiscal year ended March 31, 2004)

	Dividends per Share (Annual)			Total Dividends (Annual)
		Interim	Year-end	
	¥	¥	¥	¥ million
Common stock	3,000	0	3,000	17,381
Preferred stock (type 1)	10,500	0	10,500	703
Preferred stock (type 2)	28,500	0	28,500	2,850
Preferred stock (type 3)	13,700	0	13,700	10,960
Preferred stock (1st to 12th series type 4)	135,000	0	135,000	6,763
Preferred stock (13th series type 4)	67,500	0	67,500	7,762

Forecasted annual dividends per share for the fiscal year ending March 31, 2006

	Dividends per Share (Annual)		
		Interim	Year-end
	¥	¥	¥
Common stock	3,000	0	3,000
Preferred stock (type 1)	10,500	0	10,500
Preferred stock (type 2)	28,500	0	28,500
Preferred stock (type 3)	13,700	0	13,700
Preferred stock (1st through 12th series type 4)	135,000	0	135,000
Preferred stock (1st series type 6)	88,500	0	88,500

Calculation for Indices

(1) Financial Results for the Fiscal Year ended March 31, 2005

- Return on Common Stockholders' Equity:

$$\frac{\text{Net income} - \text{Preferred stock dividends}}{\{(\text{Stockholders' equity at beginning of year} - \text{Number of preferred stocks outstanding at beginning of year} \times \text{Issue price}) + (\text{Stockholders' equity at year-end} - \text{Number of preferred stocks outstanding at year-end} \times \text{Issue price})\} / 2} \times 100$$

- Dividend Payout Ratio:

$$\frac{\text{Common stock dividends}}{\text{Net income} - \text{Preferred stock dividends}} \times 100$$

- Ratio of Dividends to Stockholders' Equity:

$$\frac{\text{Common stock dividends}}{\text{Stockholders' equity at year-end} - \text{Number of preferred stocks outstanding at year-end} \times \text{Issue price}} \times 100$$

(2) Forecasted Financial Results for the Fiscal Year ending March 31, 2006

- Forecasted Net Income per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Forecasted average number of common stocks outstanding during the year (excluding treasury stock)}}$$

(Note) All of preferred stock (13th series type 4) will be mandatorily converted in July 2005. Forecasted net income per share is calculated assuming that forecasted average number of common stocks outstanding is 6,641,550.

NON-CONSOLIDATED BALANCE SHEETS

(Millions of yen)

	March 31, 2005	%	March 31, 2004	%
Assets		%		%
Current assets				
Cash and due from banks	44,021		98,159	
Prepaid expenses	21		21	
Deferred tax assets	40		17	
Accrued income	443		424	
Current portion of long-term loans to subsidiaries and affiliates	40,000		–	
Accrued income tax refunds	50,349		12,179	
Other current assets	112		145	
Total current assets	134,989	3.6	110,948	3.3
Fixed assets				
Premises and equipment				
Buildings	0		0	
Equipment	1		–	
Total premises and equipment	2	0.0	0	0.0
Intangible assets				
Software	41		47	
Total intangible assets	41	0.0	47	0.0
Investments and other assets				
Investments in securities	10		76	
Investments in subsidiaries and affiliates	3,656,465		3,246,462	
Long-term loans to subsidiaries and affiliates	–		40,000	
Deferred tax assets	2,997		4,565	
Total investments and other assets	3,659,472	96.4	3,291,105	96.7
Total fixed assets	3,659,517	96.4	3,291,153	96.7
Deferred charges				
Organization cost	603		905	
Total deferred charges	603	0.0	905	0.0
Total assets	3,795,110	100.0	3,403,007	100.0
Liabilities				
Current liabilities				
Short-term borrowings	475,000		230,000	
Accounts payable	67		47	
Accrued expenses	286		97	
Income taxes payable	31		1	
Business office taxes payable	5		5	
Reserve for employees bonuses	66		84	
Other current liabilities	36		48	
Total current liabilities	475,494	12.5	230,286	6.8
Total liabilities	475,494	12.5	230,286	6.8
Stockholders' equity				
Capital stock	1,352,651	35.7	1,247,650	36.7
Capital surplus				
Capital reserve	1,352,764		1,247,762	
Other capital surplus	499,529		499,510	
Gains on decrease of capital stock and capital reserve	499,503		499,503	
Gains on disposal of treasury stock	25		7	
Total capital surplus	1,852,293	48.8	1,747,273	51.3
Retained earnings				
Voluntary reserve	30,420		30,420	
Special voluntary earned reserves	30,420		30,420	
Unappropriated retained earnings	354,107		148,300	
Total retained earnings	384,527	10.1	178,720	5.2
Treasury stock	(269,857)	(7.1)	(921)	(0.0)
Total stockholders' equity	3,319,615	87.5	3,172,721	93.2
Total liabilities and stockholders' equity	3,795,110	100.0	3,403,007	100.0

NON-CONSOLIDATED STATEMENTS OF INCOME

(Millions of yen)

	Year ended March 31, 2005			2004		
			%			%
Operating income						
Dividends on investments in subsidiaries and affiliates	251,735			47,332		
Fees and commissions received from subsidiaries	6,289			7,341		
Interest income on loans to subsidiaries and affiliates	841	258,866	100.0	841	55,515	100.0
Operating expenses						
General and administrative expenses	2,644	2,644	1.0	3,044	3,044	5.5
Operating profit		256,222	99.0		52,470	94.5
Non-operating income						
Interest income on deposits	45			101		
Fees and commissions income	17			9		
Other	70	134	0.0	11	121	0.2
Non-operating expenses						
Interest on borrowings	1,274			874		
Amortization of organization costs	301			301		
Stock issuance costs	788			–		
Fees and commissions expenses	537			206		
Other non-operating expenses	6	2,908	1.1	21	1,403	2.5
Ordinary profit		253,448	97.9		51,188	92.2
Income before income taxes		253,448	97.9		51,188	92.2
Income taxes, current	3			3		
refund	329			–		
deferred	1,545	1,219	0.5	679	683	1.2
Net income		252,228	97.4		50,505	91.0
Unappropriated retained earnings carried forward		101,878			97,298	
Transfer from earned surplus reserve		–			496	
Unappropriated retained earnings at end of year		354,107			148,300	

Significant Accounting Policies for Non-consolidated Financial Statements

1. Valuation of securities
   Investments in subsidiaries and affiliates, and other securities without market value are carried at cost using the moving-average method.

2. Depreciation of fixed assets
   (1) Premises and equipment
   Premises and equipment owned by Sumitomo Mitsui Financial Group, Inc. (SMFG) are depreciated using the straight-line method for premises and the declining-balance method for equipment.
   (2) Intangible assets
   SMFG computes depreciation for capitalized software for internal use using the straight-line method over its estimated useful life (five years).

3. Deferred charges
   Stock issuance costs are expensed when they are incurred. Organization cost is recognized as assets and depreciated using the straight-line method over five years pursuant to Article 35 of the Ordinance of the Commercial Code.

4. Reserve
   Reserve for employee bonuses is provided, in provision for payment of bonuses to employees, in the amount of estimated bonuses attributable to this fiscal year.

5. Lease transactions
   Financing leases, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same manner as operating leases.

6. Consumption taxes
   National and local consumption taxes are accounted for using the tax-excluded method.

Additional Information

With the implementation of the "Revision of the Local Tax Law" (Legislation No.9, 2003) on March 31, 2003, a part of the tax basis of enterprise taxes comprises "amount of added value" and "amount of capital" from the fiscal year commenced April 1, 2004. As a result, enterprise taxes that are calculated based on "amount of added value" and "amount of capital" are included in "General and administrative expenses" from this fiscal year pursuant to "Practical Treatment for Presentation of External Based-Corporate Enterprise Taxes in the Statement of Income" (Accounting Standards Board, Practical Solution Report No.12).

Notes to Non-consolidated Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Accumulated depreciation of premises and equipment was 1 million yen.

3. Current portion of long-term loans to subsidiaries and affiliates are subordinated loans.

4. Assets and liabilities related to transactions with subsidiaries and affiliates are as follows:
   Deposits : 44,021 million yen
   Short-term borrowings: 475,000 million yen

5. Contingent liabilities
   SMFG has guaranteed the Deposit Protection Fund within the Association of German Banks for the return of up to 50,956 million yen in customers' deposits at SMBC's Düsseldorf Branch.

6. Number of stocks authorized
   Common stock: 15,000,000 shares
   Preferred stock: 1,622,087 shares

   Number of stocks issued and outstanding
   Common stock: 6,273,792.49 shares
   Preferred stock: 1,057,188 shares

7. Treasury stock
   Number of treasury stock (common stock) as of year-end is 404,503.97.

8. Under the Articles of Incorporation of SMFG, followings are the maximum amounts of annual cash dividends to preferred shareholders:
   Preferred stock (type 1): 10,500 yen per share
   Preferred stock (type 2): 28,500 yen per share
   Preferred stock (type 3): 13,700 yen per share
   Preferred stock (type 4): Amount to be resolved at meeting of the Board of Directors (Max. 200,000 yen per share)
   Preferred stock (type 5): Amount to be resolved at meeting of the Board of Directors (Max. 200,000 yen per share)
   Preferred stock (type 6): Amount to be resolved at meeting of the Board of Directors (Max. 300,000 yen per share)

Notes to Non-consolidated Statement of Income

1. Amounts less than one million yen have been omitted.

2. General and administrative expenses include salaries and related expenses of 1,065 million yen, rent and lease expenses of 316 million yen, advertising and publicity expenses of 206 million yen and outsourcing expenses of 563 million yen.

3. Non-operating expenses include interest on borrowings from a subsidiary of 1,274 million yen.

Securities

SMFG has no investments in subsidiaries and affiliates that have market value.

Tax Effect Accounting

1. Major components of deferred tax assets as of March 31, 2004 were as follows:

	(Millions of yen)
Deferred tax assets	
Stock of subsidiaries	1,196,650
Net operating loss carryforwards	2,997
Other	40
Subtotal	1,199,688
Valuation allowance	(1,196,651)
Deferred tax assets	3,037
Net deferred tax assets	3,037

2. A reconciliation of the effective income tax rate reflected in the accompanying statement of income to the statutory tax rate for the year ended March 31, 2005 was as follows:

Statutory tax rate	40.69%
[Adjustments]	
Dividends exempted for income tax purposes	(40.21%)
Effective income tax rate	0.48%

Per Share Data

Stockholders' equity per share was 257,487.78 yen.
Net income per share was 38,302.88 yen.
Net income per share (diluted) was 25,178.44 yen.

(Note)
"Net income per share" and "Net income per share (diluted)" are calculated based on the following data.

Net income per share		
Net income	252,228	million yen
Amount not attributed to common stockholders	26,781	million yen
[preferred stock dividends]	[26,781]	million yen
Net income attributed to common stock	225,446	million yen
Average number of common stock during the year	5,885,899	shares
Net income per share (diluted)		
Adjustment for net income	26,730	million yen
[preferred stock dividends]	[26,730]	million yen
Increase of number of common stock	4,129,724	shares
[preferred stock]	[4,129,631]	shares
[stock acquisition rights]	[92]	shares

Subsequent Events

On April 27, 2005, SMFG, Sumitomo Mitsui Card Co., Ltd. (SMCC) and SMBC agreed with NTT DoCoMo, Inc. to form a strategic, business and capital alliance for the launch of a credit-payment service using mobile phones. Pursuant to the agreement, NTT DoCoMo plans to acquire 34% of SMCC's common shares issued and outstanding for approximately 98 billion yen.

NON-CONSOLIDATED STATEMENTS OF APPROPRIATION OF RETAINED EARNINGS AND OTHER CAPITAL SURPLUS (PROPOSAL)

(Yen)

	Year ended March 31, 2005		Year ended March 31, 2004	
Appropriation of unappropriated retained earnings				
Unappropriated retained earnings at end of year		354,107,554,945		148,300,079,330
Retained earnings to be appropriated		44,389,698,788		46,421,255,200
Dividends on preferred stock (type 1)	(10,500 yen per share)	367,500,000	(10,500 yen per share)	703,500,000
Dividends on preferred stock (type 2)	(28,500 yen per share)	2,850,000,000	(28,500 yen per share)	2,850,000,000
Dividends on preferred stock (type 3)	(13,700 yen per share)	9,521,500,000	(13,700 yen per share)	10,960,000,000
Dividends on preferred stock (1st series type 4)	(135,000 yen per share)	563,625,000	(135,000 yen per share)	563,625,000
Dividends on preferred stock (2nd series type 4)	(135,000 yen per share)	563,625,000	(135,000 yen per share)	563,625,000
Dividends on preferred stock (3rd series type 4)	(135,000 yen per share)	563,625,000	(135,000 yen per share)	563,625,000
Dividends on preferred stock (4th series type 4)	(135,000 yen per share)	563,625,000	(135,000 yen per share)	563,625,000
Dividends on preferred stock (5th series type 4)	(135,000 yen per share)	563,625,000	(135,000 yen per share)	563,625,000
Dividends on preferred stock (6th series type 4)	(135,000 yen per share)	563,625,000	(135,000 yen per share)	563,625,000
Dividends on preferred stock (7th series type 4)	(135,000 yen per share)	563,625,000	(135,000 yen per share)	563,625,000
Dividends on preferred stock (8th series type 4)	(135,000 yen per share)	563,625,000	(135,000 yen per share)	563,625,000
Dividends on preferred stock (9th series type 4)	(135,000 yen per share)	563,625,000	(135,000 yen per share)	563,625,000
Dividends on preferred stock (10th series type 4)	(135,000 yen per share)	563,625,000	(135,000 yen per share)	563,625,000
Dividends on preferred stock (11th series type 4)	(135,000 yen per share)	563,625,000	(135,000 yen per share)	563,625,000
Dividends on preferred stock (12th series type 4)	(135,000 yen per share)	563,625,000	(135,000 yen per share)	563,625,000
Dividends on preferred stock (13th series type 4)	(67,500 yen per share)	7,228,372,500	(67,500 yen per share)	7,762,432,500
Dividends on preferred stock (1st series type 6)	(728 yen per share)	50,960,728		–
Dividends on common stock	(3,000 yen per share)	17,607,865,560	(3,000 yen per share)	17,381,822,700
Retained earnings carried forward to next year		309,717,856,157		101,878,824,130
Appropriation of other capital surplus				
Other capital surplus at end of year		499,529,726,103		499,510,883,420
Other capital surplus to be appropriated		0		0
Other capital surplus carried forward to next year		499,529,726,103		499,510,883,420